Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Items 2.b, 4.a, 10.a, 10.c, 11.a, 11.c, 15.b, 18.a, 18.b and 18.c. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 2.b.

Participant categories

The participant categories for the H2O ATS are as follows:

* Members
* Customers
* Liquidity partners.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the H2O ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism).

Liquidity partners

Liquidity partners (LPs) are ATSs, MTFs and registered broker-dealers that transmit immediate-or-cancel (IOC) or resting orders to Liquidnet H2O for execution. LPs do not have access to Liquidnet 5 or any other Liquidnet desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs also can create algo orders that interact with Liquidnet H2O as resting orders and also may interact with external venues in the same manner as customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, ~~or~~ a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:
** the broker-dealer is affiliated with a Liquidnet Member that is an institution
** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized orders)
** the same traders handle both types of orders
** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting.
-Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.
*A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland.A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
*An APAC, Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency.
*An EMEA Member must have total equity assets, or total equity assets under management, of US $200 million or more, or the equivalent in another currency.
* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; or (C) a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.
* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
* A Liquidnet Canada algo or trading desk customer must be an institutional investor.
* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.
* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.
* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.
* In addition to the admission and retention criteria set forth in this section: ** Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.
* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.

* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism).
* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for liquidity partners

* The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.
* An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as the division of a bank

An institutional investor can include a division of a bank where the division conducts an investment management business.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

A buy-side firm that meets all admission and retention criteria as a trading desk customer in its region can trade with Liquidnet through a broker-dealer acting as an outsourced trading desk, subject to the following conditions:

* The outsourced trading desk must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* The outsourced trading desk must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* The buy-side firm must enter into an agreement with Liquidnet.

Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm. The buy-side firm and the outsourced trading desk are both considered trading desk customers (and not LPs) in connection with this arrangement. This workflow is subject to Liquidnets compliance with any regulatory filing requirements.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider must confirm to Liquidnet that the provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider does not engage in proprietary trading.
* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.
* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.
* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members and customers for targeted invitations

Only qualifying Members and customers can receive targeted invitations. Qualifying Members and customers are determined on a quarterly basis based on a Members or customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a customer, the qualifying Member criteria are applied instead of the qualifying customer criteria.

Part III, Item 4.a.

Participants can enter orders in the H2O ATS between 8:00 am and 4:1500 pm EST on days that the US equity markets are open for trading. The H2O ATS only executes trades between 9:30 am and 4:1500 pm. Unless enabled for trading at the official closing price, Aall open orders are cancelled at 4:00 pm. Trading at the official closing price begins once the closing price has been determined and proceeds until 4:15 pm EST.

Part III, Item 10.a.

The H2O ATS ~~only~~ executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 10.c.

The H2O ATS ~~only~~ executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 11.a.

The H2O ATS operates an order book and provides for automated execution of contra-side orders in the order book. Orders in the H2O ATS are not displayed, with the exception that resting orders from LPs are displayed to Members with matching contra-indications, unless the LP elects not to display its orders.

The H2O ATS allows for the trading of all NMS stocks that are listed on a US exchange. The H2O ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks.

The H2O ATS provides for the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

The H2O ATS permits conditional orders, as described in the response to Item 9 of this Part III.

All orders in the H2O ATS can execute all other orders, with the following exceptions:

* IOC orders cannot execute against IOC orders
* Members and customers (but not LPs) can elect whether or not to interact with certain sources of contra-side liquidity.

For any order, a participant can provide a limit price and a mid-peg instruction.

During regular trading hours, Tthe execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price.
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within the best bid and offer. A trade can only be executed in

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the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

Orders may also be enabled to trade at the official closing price after the close of trading in the primary market. An order will only execute after the close if the official closing price is within any specified price constraint.

See the response to Item 11.c. of this Part III for additional detail.

Part III, Item 11.c.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

B. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i)   Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii)   Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* *Buy order.* Lower of the limit price of the order and the mid-price
* *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

C. Interaction of H2O order types

(i)   LNI resting orders

LNI can transmit all or a portion of any Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii)   Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii)   Liquidity partners; LP IOC orders

General

Liquidity partners (LPs) do not have access to the Liquidnet desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)
* Current best ask (in the case of an LP IOC buy order).

The system only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed. LP IOC orders are all IOC (immediate or cancel).

(iv)   LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the system only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, Aall LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is 100 shares.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by Liquidnet Sales, with appropriate follow-up to the LP to address any issues.

(v)   Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi)   Execution price

During regular trading hours, Tthe execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii)   Trading at official closing price

Members and customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(vii)(viii)Liquidnet back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the Liquidnet back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the Liquidnet back-end software.

(viii)(ix) Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(ix)(x) Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their Liquidnet Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the system will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(x)(xi) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

*** Priority for better execution price.** Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.
*** Execution at an execution price.** At a particular execution price, the following priority applies:
**** Execution against Member and customer orders.** As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

*** Execution against firm LP resting orders.** As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

*** Execution against conditional LP resting orders.** As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Transmitted resting orders not executed in full upon receipt.** Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs
* Conditional resting orders from LPs.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xi)(xii) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to participants upon request a list of LPs that are enabled to trade US equities. This list identifies which LPs are enabled to send principal orders to the H2O ATS.

(xii)(xiii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or customer makes these elections through Liquidnet Transparency Controls. A Member or customer that elects to interact with resting and IOC orders from LPs for orders of the Member or customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or customer has elected to block interaction with at least one LP, LNI will notify the Member or customer at least one week prior to bringing live a new LP (and one week prior to enabling an LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or customer requests that LNI not provide this notice. LNI also will send this notice to other Members and customers if they request. LNI maintains an updated list of LPs for US equities on a password-protected site that LNI makes available to all Members and customers and sends the updated list to all Members and customers on a quarterly basis.

(xiii)(xiv) LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

D. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

E. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

F. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 15.b.

A. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but the system displays to the Member whether or not the broker block opportunity meets the tolerance of the Members indication. If a Member elects only to receive notification of broker block opportunities that are at or above the Members tolerance, the Member knows that any broker block opportunity meets the Members tolerance. A Member also knows that the quantity of any broker block opportunity meets the minimum broker blocks execution quantity, which is the lowest of 5,000 shares, 5% of ADV for the stock and US $200,000. A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indication, a broker block accept by the Member would be executable against the LP resting order.

B. Targeted invitations

(i)   Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A trader at a customer can view targeted invitations through the customers order or execution management system (EMS), subject to LNI and the EMS provider having implemented this functionality for the specific EMS. A qualified Member can request that LNI send targeted invitations to the Members EMS in addition to sending targeted invitations to the Member through Liquidnet 5.

A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount. A targeted invitation is only sent if the LNI resting order is executable based on the current market price and the senders price constraint.

(ii)   Manual targeted invitations and targeted invitations from orders

There are two types of targeted invitations:

* Manual targeted invitations
* Targeted invitations from orders.

Targeted invitations from orders are an optional parameter or configuration associated with algo, Liquidnet-only, LN auto-ex and LP resting orders.

(iii)   Qualifying Members

Only qualifying Members and customers can receive targeted invitations. Qualifying Members and customers are determined on a quarterly basis based on a Members or customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a customer, the qualifying Member criteria are applied instead of the qualifying customer criteria.

(iv)   Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the Liquidnet desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to qualifying Members and customers. A targeted invitation notification relates to a specific stock. A trader at a Member or customer firm can only receive targeted invitations if the Member or customer has opted-in to this functionality through Liquidnet Transparency Controls and is a qualifying Member or customer, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the Liquidnet ATSs in the same manner as any other LNI order, subject to the following exceptions:

* The notification and other provisions described in this section apply
* Manual targeted invitation orders can execute against orders from liquidity partners (in the H2O ATS), subject to the Member having opted-in to interacting with liquidity partners, but if a Member has opted-in to interacting with liquidity partners, a trader at the Member firm can instruct Liquidnet that the trader does not want to interact with liquidity partners for manual targeted invitation orders.

A manual targeted invitation notification is displayed during the period that the targeted invitation is in effect.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days. Upon request by a Member, Liquidnet can limit the Members look-back period for receiving targeted invitations based on having a prior opposite-side indication, order or execution in Liquidnet or having a prior placed-away indication. With this limitation, a Member would not receive a targeted invitation based on having an indication, order or execution in Liquidnet or having a placed-away indication prior to the Members restricted look-back period.

By default, a targeted invitation notification is sent to traders at qualifying Members and customers where the recipient trader meets any of the following criteria:

* Opposite-side indication in Liquidnet. LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side indication placed away. The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

* Opposite-side order in Liquidnet. LNI received an opposite-side order from the recipient at any time during the look-back period, where the order size was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side execution in Liquidnet. The recipient executed in a Liquidnet ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

* Executed against sender. The recipient executed in a Liquidnet ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

* Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications or orders

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indication in that symbol. A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side order in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side order in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

* Executed against sender
* Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

* Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the minimum order size for manual targeted invitations (as set forth above).

* Minimum execution size. The default minimum execution size for a manual targeted invitation order is the lowest of 5,000 shares, 5% of ADV for the stock, and $200,000 principal value. A trader can adjust the minimum execution size for a manual targeted invitation to an amount that is not greater than the working quantity on the indication and not less than the default minimum execution size set forth above in this paragraph.

* Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

* Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, Liquidnet prioritizes the recipients based on pre-set criteria, as described below.

* Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the system prioritizes the recipients based on a set of prioritization rules that LNI may update from time-to-time. LNI maintains and provides to Members and customers upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication or order transmitted to LNI, the most recent time period during which the recipient had an indication or order, and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying Member through Liquidnet 5 or to a qualifying customer through its EMS; a qualifying Member can request that LNI also send targeted invitations to the Members EMS. The notification includes the targeted invitation display amount. A recipient is further made aware through Liquidnet 5 or its EMS, as applicable, when a targeted invitation expires.

If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis after a configured period of time, the system provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A trader at a Member firm has the following two options upon receipt of a targeted invitation notification through Liquidnet 5:

* Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
* Dismiss the notification.

A trader at a customer firm does not have these options.

If a trader at a Member firm dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient at a Member or customer firm can take any other action permitted by the Liquidnet Trading Rules for that participant category, including the creation of an opposite-side indication or order, as applicable.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v)   Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

* Quantity
* Minimum execution size
* Limit price.

(vi)   Liquidity Watch and surveillance for targeted invitations

Liquidnet can disable targeted invitations functionality for a Member or customer in accordance with Liquidnets Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.

(vii)   Targeted invitations from orders

Types of orders

Liquidnet makes available targeted invitation functionality for the following orders:

* Liquidnet-only and LN auto-ex orders
* Certain categories of algo orders as notified by Liquidnet to its participants
* LP resting orders.

This functionality applies to these types of Liquidnet orders, whether firm or conditional. Liquidnet refers to this functionality as targeted invitations from orders.

Applicability of description relating to manual targeted invitations

The provisions in the sub-sections above relating to manual targeted invitations are also applicable to targeted invitations from orders, except as otherwise set forth in this sub-section.

Targeted invitations from parent orders (excluding high-touch orders)

For parent orders (excluding high-touch), ~~subject to the participants consent,~~ the system can send targeted invitation notifications to Members and customers that are qualifying recipients. The system applies the same default look-back period of 20 days for manual targeted invitations and targeted invitations from orders. The default maximum number of recipients for targeted invitations from orders is 10~~5~~.

By default, the system can send targeted invitation notifications for any Member or customer algo order (excluding orders from automated routing customers) or LN auto-ex order, provided the order meets the minimum order size and any other applicable requirements (as notified by Liquidnet to its participants). Prior consent is not required. A customer may opt out of this default behavior by contacting its sales or trading coverage. The system will only send targeted invitation notifications for other parent order types, including LP resting orders and orders from automated routing customers, with participant consent.

For any parent order, Liquidnet can send up to one targeted invitation per day to any eligible recipient. If one or more prior recipients have dismissed a targeted invitation, Liquidnet can send a subsequent targeted invitation to additional recipients as long as the total of those recipients and prior recipients who have not dismissed the targeted invitation does not exceed the senders maximum number of recipients. In other words, the number of targeted invitations outstanding at any time cannot exceed the senders maximum number of recipients.

Participants can modify the default configurations for targeted invitations from orders in the same manner that Members can modify the default configurations for manual targeted invitations.

The minimum execution size for targeted invitations from orders is the minimum execution size for the parent order.

Any configuration above for a participant applies to all targeted invitations from orders sent by the participant.

Targeted invitations from high-touch orders from customers

By default~~For high-touch orders, subject to the customers consent~~, a Liquidnet trader can elect to authorize the system to send targeted invitation notifications for a~~ny high-touch particular~~ order from a customer. A customer may opt out of this default behavior by contacting its sales or trading coverage. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from parent orders.

Cancellation of targeted invitations from orders

The system will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

* Remaining order size. The senders remaining order size is below the minimum order size for targeted invitations. For manual targeted invitations, the system will also cancel the targeted invitation order. For targeted invitations from orders, cancellation of the targeted invitation notification does not affect the parent order.

* Cancellation of associated order. The participant cancels the associated order, and, in the case of an order other than a high-touch order, a period of three seconds has elapsed.

* Expiration of associated order. The associated order expires.

Notifications to senders of targeted invitations from orders

A sender of a targeted invitation from a parent order created through Liquidnet 5 is notified of the following through Liquidnet 5:

* Whether or not there are any qualifying recipients
* When a recipient requests more time
* When all recipients have dismissed the targeted invitation notification (this notification will no longer be available starting with Liquidnet version 5.21).

A sender of a targeted invitation from orders where the parent order is not created through Liquidnet 5 is not notified of the items above, but Liquidnet can provide a report to a buy-side sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from orders.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member or customer only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member or customer is opted-in to interacting with LP orders and also opted-in to receiving targeted invitations.

Part III, Item 18.a.

YesNo.

Part III, Item 18.b.

YesNot applicable.

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Members and customers can enable parent orders, and LPs can enable resting orders, to trade against other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session. Unless enabled for trading at the official closing price, all open orders in the H2O ATS are cancelled at the close of the regular trading session.

Part III, Item 18.c.

YesNot applicable.